REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stratus Fund, Inc.
Lincoln, Nebraska

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Stratus Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006, and with respect to agreement of security purchases and sales, for the period from April 30, 2006 (the date of our last examination) through June 30, 2006:

o Confirmation of all securities held by institutions in book entry form by The Depository Trust Company and Fifth Third Bank, the sub-custodians;
o Reconciliation of all such securities to the books and records of the Fund and Union Bank and Trust Company, the custodian;
o Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Stratus Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Stratus Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP
Lincoln, Nebraska
August 18, 2006

August 17, 2006



Deloitte & Touche LLP
1248 O Street, Suite 716
Lincoln, NE  68508-1469

Ladies and Gentlemen:

We are providing this letter in connection with your examination of our assertion that Stratus Fund, Inc. ("the Fund") was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940 as of June 30, 2006 and from April 30, 2006 through June 30, 2006. We confirm, to the best of our knowledge and belief, the following representations made to you during your examination:

1. We are responsible for and have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 30, 2006 and from April 30, 2006 through June 30, 2006.

2. We are responsible for the fair representation of information in the books, records, reconciliations, and other information provided to you.

3. We have fully responded to all inquiries made by you during your procedures.

4. We have no knowledge of significant matters that are contrary to your findings.

5.       We are responsible for internal control over compliance.

6. We have disclosed to you all instances of noncompliance, including noncompliance subsequent to the Fund's year end and have disclosed to you all communications from regulatory agencies, internal auditors, and other practitioners concerning possible noncompliance.


         /s/ Jon Gross
         ------------------------------------------
         Jon Gross
         President and Chief Executive Officer

         /s/ Jeff Jewell
         ------------------------------------------
         Jeff Jewell
         Vice President and Chief Financial Officer